# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stablecoin Development Corp, CIK 0001389545
CUSIP: 66987P508
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 2000 POWELL STREET, SUITE 1150, EMERYVILLE, California (CA), 94608
Date of event which requires filing of this statement: 05/17/2026
Amends the filing with accession number 0001829126-25-008155
Filed by CIK 0002028474
Persons authorized to receive notices and communications: FRAMEWORK VENTURES IV L.P., 600 Montgomery Street, Floor 42, San Francisco, California (CA), 94111, 628-233-0357

## Reporting persons
- Framework Ventures IV L.P. (CIK 0002028474): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 32,715,086; sole dispositive power 0; shared dispositive power 32,715,086; aggregate amount beneficially owned 32,715,086 (46.4% of the class)
  Comment: This Amendment No. 4 is being filed to update the beneficial ownership of the Reporting Persons to reflect the vesting of pre-funded warrants to purchase 10,021,850 shares, representing 20% of the total number of shares issuable upon exercise of the pre-funded warrants issued by the Issuer to Framework Ventures IV L.P. and other investors on January 16, 2026 (the "Pre-Funded Warrants"). The percentage calculation set forth above is based on 27,115,646 shares of Common Stock outstanding as of May 17, 2026 and also contemplates the vesting of 10,735,994 shares of Common Stock underlying pre-funded warrants issued by the Issuer to R01 Fund LP, R01 Capital LLC, R01 Capital Manager LLC and Michael Kazley, each of which or whom may also be deemed to beneficially own the shares held by Framework Ventures IV L.P., Framework Ventures IV GP LLC, Framework Ventures Management LLC, Vance Spencer and Michael Ernest Anderson for purposes of Rule 13d-3 under the Exchange Act. Each of the foregoing parties disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein.
- Framework Ventures Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 32,715,086; sole dispositive power 0; shared dispositive power 32,715,086; aggregate amount beneficially owned 32,715,086 (46.4% of the class)
  Comment: This Amendment No. 4 is being filed to update the beneficial ownership of the Reporting Persons to reflect the vesting of pre-funded warrants to purchase 10,021,850 shares, representing 20% of the total number of shares issuable upon the exercise of pre-funded warrants issued by the Issuer to Framework Ventures IV L.P. and other investors on January 16, 2026 (the "Pre-Funded Warrants"). The percentage calculation set forth above is based on 27,115,646 shares of Common Stock outstanding as of May 17, 2026 and also contemplates the vesting of 10,735,994 shares of Common Stock underlying pre-funded warrants issued by the Issuer to R01 Fund LP, R01 Capital LLC, R01 Capital Manager LLC and Michael Kazley, each of which or whom may also be deemed to beneficially own the shares held by Framework Ventures IV L.P., Framework Ventures IV GP LLC, Framework Ventures Management LLC, Vance Spencer and Michael Ernest Anderson for purposes of Rule 13d-3 under the Exchange Act. Each of the foregoing parties disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein.
- Framework Ventures IV GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 32,715,086; sole dispositive power 0; shared dispositive power 32,715,086; aggregate amount beneficially owned 32,715,086 (46.4% of the class)
  Comment: This Amendment No. 4 is being filed to update the beneficial ownership of the Reporting Persons to reflect the vesting of pre-funded warrants to purchase 10,021,850 shares, representing 20% of the total number of shares issuable upon exercise of the pre-funded warrants issued by the Issuer to Framework Ventures IV L.P. and other investors on January 16, 2026 (the "Pre-Funded Warrants"). The percentage calculation set forth above is based on 27,115,646 shares of Common Stock outstanding as of May 17, 2026 and also contemplates the vesting of 10,735,994 shares of Common Stock underlying pre-funded warrants issued by the Issuer to R01 Fund LP, R01 Capital LLC, R01 Capital Manager LLC and Michael Kazley, each of which or whom may also be deemed to beneficially own the shares held by Framework Ventures IV L.P., Framework Ventures IV GP LLC, Framework Ventures Management LLC, Vance Spencer and Michael Ernest Anderson for purposes of Rule 13d-3 under the Exchange Act. Each of the foregoing parties disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein.
- Vance Spencer: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 32,715,086; sole dispositive power 0; shared dispositive power 32,715,086; aggregate amount beneficially owned 32,715,086 (46.4% of the class)
  Comment: This Amendment No. 4 is being filed to update the beneficial ownership of the Reporting Persons to reflect the vesting of pre-funded warrants to purchase 10,021,850 shares, representing 20% of the total number of shares issuable upon exercise of the pre-funded warrants issued by the Issuer to Framework Ventures IV L.P. and other investors on January 16, 2026 (the "Pre-Funded Warrants"). The percentage calculation set forth above is based on 27,115,646 shares of Common Stock outstanding as of May 17, 2026 and also contemplates the vesting of 10,735,994 shares of Common Stock underlying pre-funded warrants issued by the Issuer to R01 Fund LP, R01 Capital LLC, R01 Capital Manager LLC and Michael Kazley, each of which or whom may also be deemed to beneficially own the shares held by Framework Ventures IV L.P., Framework Ventures IV GP LLC, Framework Ventures Management LLC, Vance Spencer and Michael Ernest Anderson for purposes of Rule 13d-3 under the Exchange Act. Each of the foregoing parties disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein.
- Michael Ernest Anderson: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 32,715,086; sole dispositive power 0; shared dispositive power 32,715,086; aggregate amount beneficially owned 32,715,086 (46.4% of the class)
  Comment: This Amendment No. 4 is being filed to update the beneficial ownership of the Reporting Persons to reflect the vesting of pre-funded warrants to purchase 10,021,850 shares, representing 20% of the total number of shares issuable upon exercise of the pre-funded warrants issued by the Issuer to Framework Ventures IV L.P. and other investors on January 16, 2026 (the "Pre-Funded Warrants"). The percentage calculation set forth above is based on 27,115,646 shares of Common Stock outstanding as of May 17, 2026 and also contemplates the vesting of 10,735,994 shares of Common Stock underlying pre-funded warrants issued by the Issuer to R01 Fund LP, R01 Capital LLC, R01 Capital Manager LLC and Michael Kazley, each of which or whom may also be deemed to beneficially own the shares held by Framework Ventures IV L.P., Framework Ventures IV GP LLC, Framework Ventures Management LLC, Vance Spencer and Michael Ernest Anderson for purposes of Rule 13d-3 under the Exchange Act. Each of the foregoing parties disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Stablecoin Development Corp
Address of issuer's principal executive offices: 2000 POWELL STREET, SUITE 1150, EMERYVILLE, California (CA), 94608
Comment: Explanatory Note: This Amendment No. 4 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 15, 2025, as amended and supplemented by that certain Amendment No. 1 to Schedule 13D filed on October 25, 2025, as amended and supplemented by that certain Amendment No. 2 to Schedule 13D filed on January 21, 2026, and as amended and supplemented by that certain Amendment No. 3 to Schedule 13D filed on April 30, 2026 (as amended, the "Statement") by Framework Ventures IV L.P. ("Framework") with respect to the Common Stock of Stablecoin Development Corporation (the "Company"). This Amendment No. 4 is being filed to update the beneficial ownership of the Reporting Persons to reflect the vesting of pre-funded warrants to purchase 10,021,850 shares of Common Stock, representing 20% of the total number of shares of Common Stock issuable upon exercise of the pre-funded warrants issued by the Issuer to Framework Ventures IV L.P. on January 16, 2026 (the "Pre-Funded Warrants"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 4 shall have the meanings ascribed to them in the Statement. Unless amended or otherwise stated below, the information for Framework in the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate of 32,715,086.00 shares of Common Stock (the "Subject Shares"). The Subject Shares represent approximately 46.4% of the outstanding shares of Common Stock. This percentage calculation is based on 27,115,646 shares of Common Stock outstanding as of May 17, 2026 and also contemplates the vesting of pre-funded warrants to purchase 10,735,994 shares of Common Stock issued by the Issuer to R01 Fund LP, R01 Capital LLC, R01 Capital Manager LLC and Michael Kazley, each of which or whom may also be deemed to beneficially own the shares held by the Reporting Persons for the purposes of Rule 13d-3 under the Exchange Act.
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 0.00

2. Shared power to vote or direct vote: 32,715,086.00 shares of Common Stock

3. Sole power to dispose or direct the disposition: 0.00

4. Shared power to dispose or direct the disposition: 32,715,086.00 shares of Common Stock
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, none of the Reporting Persons have effected any transaction in the shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Subject Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Framework Ventures IV L.P.: /s/ Michael Ernest Anderson, Michael Ernest Anderson / Authorized Signatory (05/19/2026)
- Framework Ventures Management LLC: /s/ Michael Ernest Anderson, Michael Ernest Anderson / Authorized Signatory (05/19/2026)
- Framework Ventures IV GP LLC: /s/ Michael Ernest Anderson, Michael Ernest Anderson / Authorized Signatory (05/19/2026)
- Vance Spencer: /s/ Vance Spencer, Vance Spencer (05/19/2026)
- Michael Ernest Anderson: /s/ Michael Ernest Anderson, Michael Ernest Anderson (05/19/2026)